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                                       File No. 70-8679/70-8675

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                              to the

                SECURITIES AND EXCHANGE COMMISSION

                                by

             GRANITE STATE ELECTRIC COMPANY (Granite)
          MASSACHUSETTS ELECTRIC COMPANY (Mass Electric)
                 NANTUCKET ELECTRIC COMPANY (NEC)
           NARRAGANSETT ENERGY RESOURCES COMPANY (NERC)
         THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
       NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)
NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.(Mass Hydro)
      NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                 NEW ENGLAND POWER COMPANY (NEP)
            NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)
                NEW ENGLAND ELECTRIC SYSTEM (NEES)

    It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Orders of the Securities and Exchange Commission dated October 25, 1995 (File No. 70-8679) and December 27, 1995 (File No. 70-8675) with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statements and Orders of the Commission.

    During the quarter ended December 31, 1996, Borrowing Companies made new money borrowings as indicated in Exhibit A-1 hereto, the proceeds of which were used to pay construction costs or to reimburse the treasury therefor, to retire outstanding securities, to repay money pool borrowing, or to repay maturing commercial paper or bank loans which were issued in the third instance to pay construction costs or to reimburse the treasury therefor, and for other corporate purposes. The maximum concurrent amount of short-term borrowings outstanding during the quarter and the amount outstanding at the end of the quarter is shown in Exhibit A-1.

    No funds borrowed were paid by a subsidiary company to NEES through dividends for the purpose of NEES acquiring an interest in an exempt wholesale generator or in a foreign utility company.
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                            SIGNATURES

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Certificate of Notification, Commission's File Nos.70-8679 and 70-8675, to be signed on their behalf by the undersigned officers thereunto duly authorized.

          NEW ENGLAND ELECTRIC SYSTEM
          MASSACHUSETTS ELECTRIC COMPANY
          NEW ENGLAND POWER COMPANY
          NEW ENGLAND POWER SERVICE COMPANY

               s/Michael E. Jesanis
         By
                 Michael E. Jesanis, Treasurer


         GRANITE STATE ELECTRIC COMPANY
         THE NARRAGANSETT ELECTRIC COMPANY

               s/John G. Cochrane
         By
                 John G. Cochrane, Assistant Treasurer


         NANTUCKET ELECTRIC COMPANY
         NARRAGANSETT ENERGY RESOURCES COMPANY
         NEW ENGLAND ENERGY INCORPORATED
         NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
         NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
         NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.

               s/John G. Cochrane
         By
                 John G. Cochrane, Treasurer

Date: February 14, 1997

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.